

August 11, 2014

Via E-mail
Thomas P. Gibbons
Chief Financial Officer
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

> **Re:** **The Bank of New York Mellon Corporation**
> **Form 8-K filed July 18, 2014**
> **File No. 001-35651**

Dear Mr. Gibbons:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K filed July 18, 2014

1.   We note your disclosure of your estimated supplementary leverage ratio as of June 30, 2014 on your second quarter earnings release conference call held on July 18, 2014. Specifically, you noted on the call that your supplementary leverage ratio was flat during the quarter at about 4.7% and that it remained flat despite a 4% sequential increase in the average balance sheet. In light of the fact that this metric appears to be a non-GAAP measure, please tell us how you considered the requirements of Regulation G. To the extent that this information has not already been provided, please either file a Form 8-K to include a description of this metric, an explanation as to how the measure is calculated including the related components of the calculation, and information on any aspects of the calculation that are potentially subject to change given the current rulemaking status of this metric, or provide this information on your website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stephanie Ciboroski at (202) 551-3512 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski for

Suzanne Hayes
Assistant Director